UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
     				 ANNUAL FILING

                               (Amendment No. )*

                     SECURITY NATIONAL FINANCIAL CORPORATION
 -------------------------------------------------------------------------------
                               (Name of Issuer)

                      CLASS A COMMON STOCK, $2.00 Par Value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  814785309
 -------------------------------------------------------------------------------
                               (CUSIP Number)

                              December 31, 2017
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[X] RULE 13D-1(B)

[ ] RULE 13D-1(C)

[ ] RULE 13D-1(D)

     *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

     THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES
OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS
OF THE ACT (HOWEVER, SEE THE NOTES).






                                Page 1 of 5 Pages

CUSIP NO. 814785309
          ---------

- --------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS

         Jordan Capital Partners, L.P.
- --------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]

(b) [ ]

- --------------------------------------------------------------------------
  3      SEC USE ONLY

- --------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- --------------------------------------------------------------------------
                           5    SOLE VOTING POWER

           NUMBER OF                 NONE
            SHARES
          BENEFICIALLY     -------------------------------------------------
           OWNED BY        6    SHARED VOTING POWER
             EACH
           REPORTING                1,288,202
            PERSON         -------------------------------------------------
             WITH          7    SOLE DISPOSITIVE POWER

                                     NONE
                           -------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                    1,288,202
- --------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,288,202
- --------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

- --------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   9.71%
- --------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             PN
- --------------------------------------------------------------------------

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ITEM 1(A)       NAME OF ISSUER:  Security National Financial Corporation

ITEM 1(B)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  5300 South 360 West, Suite 250
                  Salt Lake City, Utah 84123

ITEM 2(a)       NAME OF PERSON FILING:

                (i)  Jordan Capital Partners, L.P. (JCP),
                     with respect to shares of Common Stock directly owned by it.

                     The foregoing persons are hereinafter sometimes
                 collectively referred to as the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and believe after making inquiry to the appropriate party.

ITEM 2(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

                 The address of the business office of each of the Reporting
		 Persons is 3500 Piedmont Rd NE, Suite 330, Atlanta, Georgia, 		 30305

ITEM 2(c)        CITIZENSHIP:

                 JCP is a limited partnership organized under the laws of
		 	the State of Delaware. JCAM is a limited liability
                 company organized under the laws of the State of Delaware.

ITEM 2(d)        TITLE OF CLASS OF SECURITIES:

                 Class A Common Stock, $2.00 Par Value

ITEM 2(e)        CUSIP NUMBER: 814785309

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR SS.
                240.13d-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ] Bank as defined in section 3(a)(6) of the Act
                (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

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
        (e) [X] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP:

      This Statement is being filed with
      respect to 1,288,202 shares of Class A
      Common Stock. Beneficial ownership of the class A Common Stock is as follows:

        1. Jordan Capital Partners, L.P.
           (a) Amount Beneficially owned: 1,288,202
           (b) Percent of Class: 9.71%

           The percentages used herein and in the rest of Item 4 are calculated based upon the 13,260,474 net shares of Class A Common Stock issued and outstanding as of September 30, 2017, as disclosed in the Issuer's Form 10-Q for the quarter ending September 30, 2017, as filed with the Securities and Exchange Commission (SEC) on November 14, 2017.

           (c) (i)  Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 1,288,202
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 1,288,202

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                  N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        JCAM, the general partners of JCP, has the power to direct the affairs of JCP, including the voting and disposition of shares. As the discretionary investment manager of certain other separate client accounts, JCAM has power to direct the disposition of shares held by the separate client accounts.

                                Page 4 of 5 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON. N/A

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                See Item 2.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP. N/A


ITEM 10.        CERTIFICATION.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

January 3, 2018
                                            /s/ Vadzim Yazvinski
                                            ----------------------------------
                                            Vadzim Yazvinski, as Manager
                                            of Jordan Capital AM, LLC
                                            for itself and as the
                                            general partner of Jordan
                                            Capital Partners, L.P. and as
					    investment manager for
                                            certain other accounts











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